HyGen Industries, Inc.

11693 SAN VICENTE BOULEVARD, SUITE 445

LOS ANGELES, CALIFORNIA 90049

TELEPHONE: (310) 923-2827

October 3, 2016

Via Edgar

Mail Stop 3561

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:        Mara L. Ranson, Assistant Director

Re:      HyGen Industries, Inc.

Offering Statement on Form 1-A - Pre-Qualification Amendment Number Five

Filed January 25, 2016

File No. 024-10518

Dear Ms. Ranson:

            In connection with the qualification of its Offering Statement on Form 1-A, HyGen Industries, Inc. (the "Company") acknowledges the following:

  We acknowledge that should the Securities and Exchange Commission ("SEC") or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the SEC from taking any action with respect to the filing.

  We acknowledge that the action of the SEC or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

  We acknowledge that the Company may not assert SEC staff comments and/or qualification as a defense in any proceeding initiated by the SEC or any persons under the federal securities laws of the United States.

Please direct any additional correspondence that you may have to the undersigned.

Very truly yours,

/s/ Richard Capua

Richard Capua, President

HyGen Industries, Inc.